Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: October 14, 2008
On October 13, 2008, Banco Santander, S.A. issued the following press release:
Press Release
Banco Santander to acquire Sovereign Bancorp
Banco Santander to Acquire 75.65% of Sovereign Bancorp it Does Not Currently Own
for Approximately US$1.9 billion (€1.4 billion)
Madrid and Philadelphia — October 13, 2008 —— Banco Santander, S.A. (NYSE: STD) and Sovereign Bancorp Inc., (“Sovereign”) (NYSE: SOV), parent company of Sovereign Bank (“Bank”), announced today that Banco Santander will acquire Sovereign in a stock-for-stock transaction. Santander currently owns 24.35% of Sovereign’s ordinary outstanding shares. The Capital and Finance Committee composed of independent directors of Sovereign requested that Santander consider acquiring the 75.65% of the Company it did not currently own. The Capital and Finance Committee evaluated the transaction and recommended the transaction to the full Board.
Under the terms of the definitive transaction agreement, which was approved by the Executive Committee of Santander and unanimously approved by the non-Santander directors of Sovereign, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). Based on the closing stock price for Santander ADSs on Friday, October 10, 2008, the transaction has an aggregate value of approximately US$1.9 billion (€1.4 billion), or US$3.81 per share. The transaction meets Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of $750 million in 2011.
Juan R. Inciarte, Executive Board Member of Banco Santander, stated, “This acquisition represents an excellent opportunity for Santander and for Sovereign. We know Sovereign very well. It is a strong commercial banking franchise in one of the most prosperous and productive regions of the United States, with high growth potential, which will further diversify Banco Santander’s geographical reach. We look forward to working closely with Sovereign’s senior management and welcoming the entire Sovereign team to Santander.”

Ralph Whitworth, Chairman of the Capital and Finance Committee of Sovereign’s Board of Directors, said, “Given the unprecedented uncertainty in the current market environment and the challenges facing Sovereign, we believe this is the right transaction at the right time for Sovereign. We considered our options and this transaction very carefully and believe that it provides stability and upside potential for Sovereign, its shareholders, customers, employees and other stakeholders. We know Santander well and look forward to working with them to close this transaction.”
The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and approval by both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favor of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favor of the transaction. Banco Santander will call an Extraordinary General Meeting of the Bank’s shareholders to approve a capital increase and issuance of approximately 147 million new shares, or approximately 2% of Banco Santander’s capital. The transaction is expected to close in the first quarter of 2009.
About Banco Santander
Banco Santander, S.A. (SAN.MC, NYSE: STD) is the largest bank in the euro zone by market capitalization and was fifth in the world by profit in 2007. Santander engages primarily in commercial banking with complementary activities in global wholesale banking, cards, asset management and insurance. Founded in 1857, Santander had as of June, 2008, EUR 918,332 million in assets and EUR 1,050,928 million in managed funds, more than 80 million customers, 13,000 branches and a presence in some 40 countries. It is the largest financial group in Spain and Latin America. Through its Abbey subsidiary, Santander is the sixth largest bank in the United Kingdom, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading franchise in 20 countries, with its principal focus in Europe (Germany, Italy and Spain, among others) and the U.S. In the first half of 2008, Santander registered €4,730 million in net attributable profit, an increase of 22% from the previous year, excluding capital gains.
For more information, see www.santander.com.
About Sovereign
Sovereign Bancorp, Inc., (NYSE: SOV), is the parent company of Sovereign Bank, a financial institution with principal markets in the Northeastern United States. Sovereign Bank has 750 community banking offices, over 2,300 ATMs and approximately 12,000 team members. Sovereign offers a broad array of financial services and products including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. For more information on Sovereign Bank, call 1-877-SOV-BANK.
CONTACTS:
For Santander
Financial Contacts
Angel Santodomingo
Office: +34 91 289 0921
asantodomingo@gruposantander.com

Media Contacts
Peter Greiff
Office: +34 91 289 5207
pgreiff@gruposantander.com
For Sovereign

Financial Contacts
Kirk Walters	Stacey Weikel
Office: 617-346-7346	Office: 610-320-8428
kwalter1@sovereignbank.com	sweikel@sovereignbank.com

Media Contacts
Andrew Gully	Ellen Molle
Office: 617-757-5513	Office: 617-757-5573
agully@sovereignbank.com	emolle@sovereignbank.com
For Both
Joele Frank / Steve Frankel / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santander and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission (the “SEC”). Neither Santander nor Sovereign undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its stockholders. Sovereign will urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.

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